Exhibit 99.3

Annual General Meeting of China Hydroelectric
Corporation

Date:	November 16, 2012
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only

		For	Against	Abstain

1.	Re-election of Mr. Jui Kian Lim to serve as a Class III	☐	☐	☐
Director for a three-year term.

2.	Re-election of Dr. Yong Cao to serve as a Class III	☐	☐	☐
Director for a three-year term.

3.	Amendment by special resolution of Article 89 of the Company’s Amended and Restated Articles of Association.	☐	☐	☐

4.	Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2012.	☐	☐	☐

á Please separate carefully at the perforation and return just this portion in the envelope provided. á

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Annual General Meeting of China Hydroelectric Corporation
to be held November 16, 2012
For Holders as of October 25, 2012

MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time November 13, 2012.

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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CHINA HYDROELECTRIC CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM (New York Time) on November 13, 2012)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Hydroelectric Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business October 25, 2012 (US Record Date) at the Annual General Meeting of Shareholders of China Hydroelectric Corporation to be held on November 16, 2012 at 9:00 a.m., local time, at the offices of O’Melveny & Myers LLP located at 7 Times Square, New York, New York 10036, United States of America.

NOTE:

1.

Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.

It is understood that, if this form is not signed and returned, the Depositary will deem such holders to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903